SEC FILE NUMBER
001-31451
CUSIP NUMBER
074002 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Schawk, Inc.

Full Name of Registrant

Former Name if Applicable
1695 River Road

Address of Principal Executive Office (Street and Number)
Des Plaines, IL 60018

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Statement of Auditing Standards No. 100 (“SAS 100”) interim financial statement review by Ernst & Young, the company’s independent public accountants, has not been completed as of the due date for the Form 10-Q filing. Ernst & Young requested that the company do further analysis to determine if it needs to correct it’s historical method of calculating work in process inventory.
The company believes it may have to restate its December 31, 2006 balance sheet to reduce its inventory by approximately $4 million (from $23.6 million), reduce its income taxes payable by approximately $1 million (from $10.2 million) and reduce its retained earnings by approximately $3 million (from $113.4 million). This restatement is not expected to have a material impact on the company’s income or earnings per share for the quarter and six month periods ended June 30, 2007. The company will also review the impact on the first and second quarters of 2006 and the first quarter of 2007, the results of which are not expected to have a material impact on the company’s previously reported income or earnings per share.
However, because the Company has not yet completed its review of the impact of any required adjustments on prior periods, it is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2007 by the required filing date. The Company expects that it will file its Form 10-Q on or prior to August 14, 2007.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James J. Patterson	847	827-9494
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Schawk, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2007	By:

James J. Patterson
Chief Financial Officer